SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 14)*

The Providence Service Corporation

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

743815102

(CUSIP Number)

Christopher Shackelton/Adam Gray

105 Rowayton Ave.

Rowayton, CT 06853

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 11, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box.  ☐

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 743815102	13D/A	Page 2 of 12

1.	Names of Reporting Persons Coliseum Capital Management, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,864,055 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,864,055 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,864,055 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.5% (1)
14.	Type of Reporting Person (See Instructions) IA

(1)

Includes 69,397 shares of common stock, par value $0.001 per share (“Common Stock”) that could be obtained upon the conversion of shares of Series A convertible preferred stock, par value $0.001 per share (the “Series A Preferred Stock”), beneficially owned by the Reporting Person.

CUSIP No. 743815102	13D/A	Page 3 of 12

1.	Names of Reporting Persons Coliseum Capital, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,454,029 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,454,029 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,454,029 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 10.5% (1)
14.	Type of Reporting Person (See Instructions) OO

(1)	Includes 62,331 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102	13D/A	Page 4 of 12

1.	Names of Reporting Persons Coliseum Capital Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 915,099 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 915,099 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 915,099 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 6.6% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 37,304 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102	13D/A	Page 5 of 12

1.	Names of Reporting Persons Coliseum Capital Partners II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 267,388 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 267,388 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 267,388 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.9% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Includes 6,088 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102	13D/A	Page 6 of 12

1.	Names of Reporting Persons Coliseum Capital Co-Invest, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 271,542 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 271,542 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 271,542 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.0% (1)
14.	Type of Reporting Person (See Instructions) PN

(1)	Consists of 18,939 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102	13D/A	Page 7 of 12

1.	Names of Reporting Persons Adam Gray
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,864,055 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,864,055 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,864,055 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 69,397 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102	13D/A	Page 8 of 12

1.	Names of Reporting Persons Christopher Shackelton
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,864,055 (1)
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,864,055 (1)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,864,055 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 13.5% (1)
14.	Type of Reporting Person (See Instructions) IN

(1)	Includes 69,397 shares of Common Stock that could be obtained upon the conversion of shares of Series A Preferred Stock beneficially owned by the Reporting Person.

CUSIP No. 743815102	13D/A	Page 9 of 12

Explanatory Note: This Amendment No. 14 (this “Amendment”) to the Schedule 13D (the “Initial 13D”), filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 30, 2012 and as amended and supplemented by Amendment No. 1 to the Initial 13D filed on August 20, 2012, Amendment No. 2 to the Initial 13D filed on September 13, 2012, Amendment No. 3 to the Initial 13D filed on November 28, 2012, Amendment No. 4 to the Initial 13D filed on August 15, 2013, Amendment No. 5 to the Initial 13D filed on October 28, 2014, Amendment No. 6 to the Initial 13D filed on February 23, 2015, Amendment No. 7 to the Initial 13D filed on March 16, 2015, Amendment No. 8 to the Initial 13D filed on March 17, 2017, Amendment No. 9 to the Initial 13D filed on December 13, 2017, Amendment No. 10 to the Initial 13D filed on May 10, 2018, Amendment No. 11 to the Initial 13D filed on June 1, 2018, Amendment No. 12 to the Initial 13D filed on June 7, 2018 and Amendment No. 13 to the Initial 13D filed on November 14, 2019, amends and supplements certain of the items set forth therein.

As used in this Amendment, the term “Reporting Persons” collectively refers to:

•	Coliseum Capital Management, LLC, a Delaware limited liability company (“CCM”);

•	Coliseum Capital, LLC, a Delaware limited liability company (“CC”);

•	Coliseum Capital Partners, L.P., a Delaware limited partnership (“CCP”);

•	Coliseum Capital Partners II, L.P., a Delaware limited partnership (“CCP2”);

•	Coliseum Capital Co-Invest, L.P., a Delaware limited partnership (“CCC”);

•	Adam Gray (“Gray”); and

•	Christopher Shackelton, a director of the Issuer (“Shackelton”).

Item 4. Purpose of Transaction.

Item 4 is hereby supplemented as follows:

Preferred Stock Conversion Agreement

On June 8, 2020, the Issuer entered into a Preferred Stock Conversion Agreement (the “Conversion Agreement”) with Coliseum Capital Partners, L.P. and certain funds and accounts managed by Coliseum Capital Management, LLC (collectively, the “Holders”), pursuant to which, among other things, (a) the Issuer agreed to purchase 369,120 shares of Series A Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “Series A Preferred Stock”) held by the Holders in the aggregate, in exchange for (i) $209.88 in cash per share of Series A Preferred Stock, plus (ii) a cash amount equal to accrued but unpaid dividends on such shares of Series A Preferred Stock through the day prior to the Initial Conversion Closing (as defined below), and (b) the Holders will convert 369,120 shares of Series A Preferred Stock into (i) 2.5075 shares of Common Stock of the Issuer for each share of Series A Preferred Stock, plus (ii) a cash payment equal to accrued but unpaid dividends on such shares of Series A Preferred Stock through the day prior to Initial Conversion Closing, plus (iii) a cash payment of $8.82 per share of Series A Preferred Stock. The closing of such transactions is expected to occur on June 11, 2020 (the “Initial Conversion Closing”). As of June 5, 2020, there were 12,855,649 shares of Common Stock outstanding. Pro forma shares of Common Stock outstanding for the Initial Conversion Closing would be 13,781,216. The induced conversion premium to be paid by the Issuer to holders of the Series A Preferred Stock in the Initial Conversion Closing and the redemption (as described below) totals $7.0 million.

The foregoing summary of the Conversion Agreement does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Conversion Agreement, which is filed as Exhibit 7 hereto and incorporated herein by reference.

CUSIP No. 743815102	13D/A	Page 10 of 12

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and supplemented as follows:

The information relating to the beneficial ownership of Common Stock by each of the Reporting Persons set forth in Rows 7 through 13 of the cover pages hereto is incorporated herein by reference. The percentages set forth in Row 13 for all cover pages filed herewith are calculated based upon 13,781,216 shares of Common Stock outstanding as of June 11, 2020, as indicated by the Issuer.

Except as set forth in Item 4 hereof, there were no transactions in the Common Stock that were effected during the past sixty days, or since the last 13D filing, whichever is less.

Except as set forth below, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock or the Issuer’s Series A Convertible Preferred Stock, par value $0.001 per share (the “Series A Preferred Stock”) reported herein. CCM is an investment adviser whose clients, including CCP, CCP2, CCC and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock and the Series A Preferred Stock.

The information in Items 4 and 6 hereof is incorporated by reference herein.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

Lock-up Period

Pursuant to the Conversion Agreement, each Holder is subject to a lock-up prohibiting the sale or transfer of any of its shares of Common Stock until October 6, 2020 (the “Initial Lock-up Period”). Upon the expiration of the Initial Lock-up Period, the Holders may, in the aggregate, transfer up to 448,665 shares of Common Stock (on a cumulative basis), during each of (a) the period between the end of the Initial Lock-Up Period and December 31, 2020, (b) the period between January 1, 2021 and March 31, 2021, (c) the period between April 1, 2021 and June 30, 2021, and (d) the period between July 1, 2021 and September 30, 2021.

The Holders have also agreed not to transfer or convert any of their remaining shares of Series A Preferred Stock, if as a result of such transfer the Holders would hold less than a majority of the Series A Preferred Stock remaining outstanding, until the earliest of (a) the effectiveness of the COD Amendment (described below), (b) termination of the Conversion Agreement and (c) the date that no shares of Series A Preferred Stock are held by anyone other than the Holders. The Holders have also agreed to vote their remaining shares of Series A Preferred Stock as requested by the Board of Directors of the Issuer (acting through the members of the Board of Directors unaffiliated with any of the Holders), with respect to certain voting matters requiring the consent of the shares of Series A Preferred Stock, acting as a class.

Stockholder Approval

The Issuer intends to file with the Securities and Exchange Commission (“SEC”) a proxy statement relating to a special meeting of holders of its Common Stock and Series A Preferred Stock to consider and vote upon the approval of an amendment (the “COD Amendment”) to the Certificate of Designations of Series A Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the “COD”). The COD Amendment provides for, among other things, the automatic redemption of all remaining shares of Series A Preferred Stock for an amount in cash equal to $209.88 per share of Series A Preferred Stock (plus any accrued but unpaid dividends as of the day prior to the redemption), and is conditioned upon, such stockholder approval. The amendment would become effective and the redemption would occur no earlier than five business days after public announcement that stockholders have approved the amendment. Each Holder has agreed with the Issuer to vote any shares of Common Stock and Series A Preferred Stock they hold in favor of the COD Amendment.

CUSIP No. 743815102	13D/A	Page 11 of 12

If, prior to the effectiveness of the COD Amendment, the Issuer exercises its optional conversion right pursuant to Section 6(b) of the COD, the Issuer will, immediately prior to such conversion, repurchase the Holder’s remaining shares of Series A Preferred Stock for (i) a cash amount equal to $209.88 per preferred share plus (ii) a cash amount equal to accrued but unpaid dividends on the such preferred shares through the day prior to the conversion date.

The foregoing summary of the Conversion Agreement and the COD Amendment does not purport to be complete and is subject to, and is qualified in its entirety by, the full text of the Conversion Agreement and the COD Amendment, which is filed as Exhibit 7 hereto and incorporated herein by reference.

CCM is an investment adviser whose clients, including CCP and the Separate Account, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock. CC is the general partner of CCP. Gray and Shackelton are the managers of CC and CCM.

The information in Item 4 hereof is incorporated by reference herein.

Item 7. Material to Be Filed as Exhibits.

Item 7 is hereby supplemented as follows:

(d) Exhibits.

Exhibit Number	Description

7	Preferred Stock Conversion Agreement, dated June 8, 2020, among The Providence Service Corporation and the other signatory parties thereto (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the SEC on June 8, 2020).

CUSIP No. 743815102	13D/A	Page 12 of 12

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 11, 2020

COLISEUM CAPITAL MANAGEMENT, LLC		COLISEUM CAPITAL, LLC

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL PARTNERS, L.P.		COLISEUM CAPITAL PARTNERS II, L.P.

By:	Coliseum Capital, LLC, General Partner	By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

COLISEUM CAPITAL CO-INVEST, L.P.		ADAM GRAY

By:	Coliseum Capital, LLC, General Partner

By:	/s/ Chivonne Cassar	By:	/s/ Chivonne Cassar
	Chivonne Cassar, Attorney-in-fact		Chivonne Cassar, Attorney-in-fact

CHRISTOPHER SHACKELTON

By:	/s/ Chivonne Cassar
Chivonne Cassar, Attorney-in-fact